Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 166-A-I dated June 9, 2009

12-#01-2010-R
Term Sheet to
Product Supplement No. 166-A-I
Registration Statement No. 333-155535
Dated November 30, 2010; Rule 433

JPMorgan Chase & Co.

Structured Investments	$ Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars, due December 21, 2011

General

- The notes are designed for investors who seek a return of twice the appreciation of a diversified basket of Asian indices, each converted into U.S. dollars, up to a maximum total return on the notes of at least 14.80%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Basket Level is less than the Starting Basket Level by more than 10%, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 21, 2011[†]
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes are expected to price on or about December 3, 2010 and are expected to settle on or about December 8, 2010.

Key Terms

Basket: The notes are linked to a weighted basket of five Basket Indices, each converted into U.S. dollars, consisting of the Hang Seng China Enterprises Index ("HSCEI"), the Hang Seng® Index ("HSI"), the Korea Stock Price Index 200 ("KOSPI2"), the MSCI Singapore Index ("SIMSCI") and the MSCI Taiwan Index ("TAMSCI") (each a "Basket Index," and together, the "Basket Indices"). For information about the Basket Indices, the Underlying Currencies and the Index Weightings, see "Additional Key Terms" on page TS-1 of this term sheet.

Upside Leverage Factor: 2

Payment at Maturity: If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to a Maximum Total Return on the notes of at least 14.80%*. For example, assuming the Maximum Total Return is 14.80%* if the Basket Return is more than 7.40%, you will receive the Maximum Total Return on the notes of 14.80%*, which entitles you to the maximum payment of $1,148* at maturity for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + (\$1,000 \times \text{Basket Return} \times 2)$$

* The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 14.80% and $1,148 per $1,000 principal amount note, respectively.

If the Ending Basket Level is equal to or less than the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level is less than the Starting Basket Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price by more than 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} + 10\%) \times 1.1111]$$

You will lose some or all of your investment at maturity if the Ending Basket Level is less than the Starting Basket Level by more than 10%. If the value of the U.S. dollar appreciates against the Underlying Currencies, you may lose some or all of your investment in the notes, even if the closing levels of the Basket Indices have increased during the term of the notes.

Buffer Amount: 10%

Downside Leverage Factor: 1.1111

Basket Return: The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the pricing date

Ending Basket Level: The arithmetic average of the Basket Closing Levels on the five Ending Averaging Dates

Basket Closing Level: For each of the Ending Averaging Dates, the Basket Closing Level will be calculated as follows:
100 x [1 + ((Hang Seng China Enterprises Return * Hang Seng China Enterprises Weighting) + (Hang Seng Return * Hang Seng Weighting) + (KOSPI 200 Return * KOSPI 200 Weighting) + (MSCI Singapore Return * MSCI Singapore Weighting) + (MSCI Taiwan Return * MSCI Taiwan Weighting))]

Each of the returns set forth in the formula above refers to the Index Return for the relevant Basket Index. Each of the weightings set forth in the formula above refers to the Index Weighting for the relevant Basket Index. For information about the Basket Indices, the Underlying Currencies and the Index Weightings, see "Additional Key Terms" on page TS-1 of this term sheet.

Index Return: With respect to each Basket Index, on any trading day:

$$\frac{\text{Index Closing Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$$

Index Starting Level: With respect to a Basket Index, the Adjusted Closing Level of such Basket Index on the pricing date

Index Closing Level: With respect to a Basket Index on any trading day, the Adjusted Closing Level of such Basket Index on such trading day

Adjusted Closing Level: With respect to a Basket Index on any trading day, the closing level of such Basket Index on such trading day multiplied by the Exchange Rate of such Basket Index on such trading day.

Exchange Rate: With respect to each Basket Index, the "Exchange Rate" on any trading day will be the spot rate, or with respect to the Korea Stock Price Index 200, the market average rate, in the interbank market of U.S. dollars per one unit of the Underlying Currency of such Basket Index, as determined by the calculation agent, expressed as one divided by the amount of Underlying Currency of such Basket Index per U.S. dollar, as reported by Reuters Group PLC ("Reuters") on the relevant page at approximately the applicable time. For more information on the Exchange Rate and applicable time for each Underlying Currency, see "Additional Key Terms" on page TS-1 of this term sheet.

Ending Averaging Dates[†]: December 12, 2011, December 13, 2011, December 14, 2011, December 15, 2011 and December 16, 2011

Maturity Date[†]: December 21, 2011

CUSIP: 48124A4B0

[†] Subject to postponement in the event of a market disruption event or a currency disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 166-A-I

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 166-A-I and "Selected Risk Considerations" beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-19 of the accompanying product supplement no. 166-A-I.

(2) Please see "Supplemental Plan of Distribution (Conflicts of Interest)" in this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities LLC, which we refer to as JPMS, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 166-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 166-A-I dated June 9, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 166-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 166-A-I dated June 9, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002336/e35646_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

The following table sets forth the Basket Indices and the Underlying Currency, the applicable Reuters Page, the applicable time, the Exchange Rate and the closing level on the pricing date, the Index Starting Level and the Index Weighting for each Basket Index:

Basket Index	Underlying Currency	Reuters Page	Applicable Time*	Exchange Rate on the pricing date	Closing level of the Basket Index on the pricing date	Index Starting Level	Percentage Weight of Basket ("Index Weighting")
Hang Seng China Enterprises Index	Hong Kong dollar	HKDFIX	16:00				33.00%
Hang Seng® Index	Hong Kong dollar	HKDFIX	16:00				14.00%
Korea Stock Price Index 200	South Korean won	KFTC18	14:00				25.00%
MSCI Singapore Index	Singapore dollar	ABSIRFIX01	17:30				9.00%
MSCI Taiwan Index	New Taiwan dollar	TAIFX1	15:00				19.00%

The Exchange Rate on the pricing date, the closing level on the pricing date and the Index Starting Level of each Basket Index will be determined on the pricing date.
*Each applicable time refers to the local time of Hong Kong, China.

CURRENCY BUSINESS DAY — With respect to each Basket Index, a "currency business day" is a day on which (a) dealings in foreign currency in accordance with the practice of foreign exchange market occur in the City of New York and the principal financial center for the Underlying Currency of such Basket Index (Hong Kong, China with respect to the Hong Kong dollar; Seoul, South Korea with respect to the South Korean won; Singapore with respect to the Singapore dollar; and Taipei, Taiwan with respect to the New Taiwan dollar) and (b) banking institutions in The City of New York and such principal financial center for the Underlying Currency of such Basket Index are not otherwise authorized or required by law, regulation or executive order to close.

Supplemental Information About the Hang Seng China Enterprises Index and the Hang Seng® Index
HSI Services Limited ("HSI") has changed its name to Hang Seng Indexes Company Limited ("HSICL"). Accordingly, all references in the accompanying product supplement no. 166-A-I to "HSI Services Limited" will be deemed to refer to "Hang Seng Indexes Company Limited" and all references to "HSI" will be deemed to refer to "HSICL."

Supplemental Terms of the Notes
For purposes of the notes offered by this term sheet, notwithstanding anything to the contrary set forth under "General Terms of the Notes — Calculation Agent" in the accompanying product supplement 166-A-I, all calculations with respect to the Exchange Rate on any trading day will be rounded to five significant figures, with fives rounded up (*e.g.*, 123.456 will be rounded to 123.46).

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Maximum Total Return on the notes of 14.80%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	14.80%
165.00	65.00%	14.80%
150.00	50.00%	14.80%
140.00	40.00%	14.80%
130.00	30.00%	14.80%
120.00	20.00%	14.80%
110.00	10.00%	14.80%
107.40	7.40%	14.80%
105.00	5.00%	10.00%
102.50	2.50%	5.00%
101.00	1.00%	2.00%
100.00	**0.00%**	**0.00%**
95.00	-5.00%	**0.00%**
90.00	-10.00%	**0.00%**
80.00	-20.00%	-11.11%
70.00	-30.00%	-22.22%
60.00	-40.00%	-33.33%
50.00	-50.00%	-44.44%
40.00	-60.00%	-55.56%
30.00	-70.00%	-66.67%
20.00	-80.00%	-77.78%
10.00	-90.00%	-88.89%
0.00	-100.00%	-100.00%

The following graph demonstrates the hypothetical total return on the notes at maturity detailed in the table above. The numbers appearing in the graph have been rounded for ease of analysis.



Buffered Return Enhanced Note Linked to a Weighted Basket of Asian Indices, Each Converted into U.S. Dollars
Total Return at Maturity

The following examples illustrate how the total returns set forth in the table and the graph on the previous page are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 14.80%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\% \times 2) = \$1,100$$

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 90.

Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 110.

Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100 and the Basket Return of 10% multiplied by 2 exceeds the hypothetical Maximum Total Return of 14.80%, the investor receives a payment at maturity of $1,148 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80.

Because the Basket Return is negative and the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

Hypothetical Examples of Index Return Calculations

The following examples illustrate how the Index Return for a hypothetical Basket Index is calculated in different scenarios. The examples below assume that the closing level of the hypothetical Basket Index on the pricing date is 100, the Exchange Rate for the hypothetical Basket Index on the pricing date is 2.50 and, therefore, the Index Starting Level for the hypothetical Basket Index is 250. The examples below also assume that the Index Closing Level for the hypothetical Basket Index is based on the Adjusted Closing Level of the hypothetical Basket Index on a single date, which we refer to as the final Ending Averaging Date. The hypothetical Index Returns set forth below are for illustrative purposes only and may not be the actual Index Returns applicable to an actual Basket Index. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The closing level of the Basket Index increases from 100 on the pricing date to 110 on the final Ending Averaging Date, and the Exchange Rate of the Basket Index remains flat at 2.50 from the pricing date to the final Ending Averaging Date.
The Index Closing Level of the Basket Index is equal to:

$$110 \times 2.50 = 275$$

Because the Index Closing Level of 275 is greater than the Index Starting Level of 250, the Index Return is positive and is equal to 10%.

Example 2: The closing level of the Basket Index remains flat at 100 from the pricing date to the final Ending Averaging Date, and the Exchange Rate of the Basket Index increases from 2.50 on the pricing date to 3.00 on the final Ending Averaging Date.
The Index Closing Level of the Basket Index is equal to:

$$100 \times 3.00 = 300$$

Because the Index Closing Level of 300 is greater than the Index Starting Level of 250, the Index Return is positive and is equal to 20%.

Example 3: The closing level of the Basket Index increases from 100 on the pricing date to 110 on the final Ending Averaging Date, and the Exchange Rate of the Basket Index increases from 2.50 on the pricing date to 3.00 on the final Ending Averaging Date.
The Index Closing Level of the Basket Index is equal to:

$$110 \times 3.00 = 330$$

Because the Index Closing Level of 330 is greater than the Index Starting Level of 250, the Index Return is positive and is equal to 32%.

Example 4: The closing level of the Basket Index increases from 100 on the pricing date to 110 on the final Ending Averaging Date, but the Exchange Rate of the Basket Index decreases from 2.50 on the pricing date to 2.00 on the final Ending Averaging Date.
The Index Closing Level of the Basket Index is equal to:

$$110 \times 2.00 = 220$$

Even though the closing level of the Basket Index has increased by 10%, because the Exchange Rate of the Basket Index has decreased by 20%, the Index Closing Level of 220 is less than the Index Starting Level of 250, the Index Return is negative and is equal to -12%.

Example 5: The closing level of the Basket Index decreases from 100 on the pricing date to 90 on the final Ending Averaging Date, but the Exchange Rate of the Basket Index increases from 2.50 on the pricing date to 3.00 on the final Ending Averaging Date.
The Index Closing Level of the Basket Index is equal to:

$$90 \times 3.00 = 270$$

Even though the closing level of the Basket Index has decreased by 10%, because the Exchange Rate of the Basket Index has increased by 20%, the Index Closing Level of 270 is greater than the Index Starting Level of 250, the Index Return is positive and is equal to 8%.

Example 6: The closing level of the Basket Index decreases from 100 on the pricing date to 90 on the final Ending Averaging Date, and the Exchange Rate of the Basket Index decreases from 2.50 on the pricing date to 2.00 on the final Ending Averaging Date.
The Index Closing Level of the Basket Index is equal to:

$$90 \times 2.00 = 180$$

Because the Index Closing Level of 180 is less than the Index Starting Level of 250, the Index Return is negative and is equal to -28%.

Example 7: The closing level of the Basket Index remains flat at 100 from the pricing date to the final Ending Averaging Date, and the Exchange Rate of the Basket Index decreases from 2.50 on the pricing date to 2.00 on the final Ending Averaging Date.
The Index Closing Level of the Basket Index is equal to:

$$100 \times 2.00 = 200$$

Because the Index Closing Level of 200 is less than the Index Starting Level of 250, the Index Return is negative and is equal to -20%.

Example 8: The closing level of the Basket Index decreases from 100 on the pricing date to 90 on the final Ending Averaging Date, and the Exchange Rate of the Basket Index remains flat at 2.50 from the pricing date to the final Ending Averaging Date.
The Index Closing Level of the Basket Index is equal to:

$$90 \times 2.50 = 225$$

Because the Index Closing Level of 225 is less than the Index Starting Level of 250, the Index Return is negative and is equal to -10%.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, including any positive return caused by a change in one or more of the Exchange Rates, up to the Maximum Total Return on the notes. The actual Maximum Total Return will be set on the pricing date and will not be less than 14.80% and, accordingly, the actual maximum payment at maturity will not be less than $1,148 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Ending Basket Level is not less than the Starting Basket Level by more than 10%. If the Ending Basket Level is less than the Starting Basket Level by more than 10%, for every 1% that the Final Share Price is less than the Initial Share Price by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.

- **DIVERSIFICATION AMONG THE BASKET INDICES** — The return on the notes is linked to a basket consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index. The Hang Seng China Enterprises Index is a market-capitalization weighted index consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on The Stock Exchange of Hong Kong Ltd. ("HKSE"). H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. The Hang Seng® Index is a free-float adjusted market capitalization weighted stock market index of the HKSE and purports to be an indicator of the performance of the Hong Kong stock market. The Korea Stock Price Index 200 is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange. The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by MSCI Inc. ("MSCI") and designed to measure equity market performance in Singapore. The MSCI Taiwan Index, which is calculated by MSCI, is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. For additional information about the Basket Indices, see the information set forth in the accompanying product supplement no. 166-A-I.

- **POTENTIAL EXCHANGE RATE GAINS** — Appreciation of the applicable Underlying Currency against the U.S. dollar may increase the Index Closing Level for the applicable Basket Index, which is used to calculate the Index Return of such Basket Index. Because the Basket Return is based on the Index Return of each Basket Index, the Basket Return, and therefore the payment at maturity, is linked to the Index Closing Level for each Basket Index, and you will benefit from any such appreciation, unless offset by a decrease in the closing level of one or more of the Basket Indices or depreciation of one or more of the other Underlying Currencies against the U.S. dollar.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 166-A-I. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices, any of the Underlying Currencies, or any of the equity securities underlying the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 166-A-I dated June 9, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket Indices and changes in the Exchange Rates and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to loss on a leveraged basis if the Ending Basket Level is less than the Starting Basket Level by more than 10%, which includes any decline caused by a change in one or more of the Exchange Rates.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, including any increase caused by a change in one or more of the Exchange Rates, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 14.80%.

- **A DECREASE IN THE VALUE OF THE UNDERLYING CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES** — The return on the notes is based on the performance of the Basket Indices and the Exchange Rates. The Index Closing Level of each Basket Index is determined based on the Adjusted Closing Level of such Basket Index, which is the closing level of such Basket Index, converted into U.S. dollars based on the applicable Exchange Rate. Accordingly, any depreciation in the value of the Underlying Currencies relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Underlying Currencies) may adversely affect your return on the notes.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

- **CHANGES IN THE VALUES AND EXCHANGE RATES OF THE BASKET INDICES MAY OFFSET EACH OTHER** — The notes are linked to a weighted Basket composed of the Basket Indices, converted into U.S. dollars. Price movements in the Basket Indices may not correlate with each other. At a time when the value of one or more of the Basket Indices increases, the value of the other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Index or Basket Indices, particularly if the Basket Index or Basket Indices that appreciate are of relatively low weight in the Basket. Similarly, movements in the Exchange Rates of the Basket Indices may not correlate with each other. At a time when the Exchange Rate of one of the Basket Indices increases, the Exchange Rate of another Basket Index may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the Exchange Rates of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the Exchange Rates of one or more of the other Basket Indices. In addition, price movements in the Basket Indices and movements in the Exchange Rates may not correlate with each other. At a time when the level or Exchange Rate of a Basket Index increases, the Exchange Rate or level, respectively, of such Basket Index may decline. Therefore, in calculating the Ending Basket Level, increases in the level or Exchange Rate of a Basket Index may be moderated, or more than offset, by declines in the Exchange Rate or level, respectively, of such Basket Index.

- **NON-U.S. SECURITIES RISK** — The equity securities that compose the Basket Indices have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

- **ALTHOUGH THE UNDERLYING CURRENCIES TRADE AROUND THE CLOCK, THE NOTES WILL NOT** — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Underlying Currencies are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of each Underlying Currency and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currencies' countries, the United States, and economic and political developments in other relevant countries.
  Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments in Hong Kong, South Korea, Singapore, Taiwan and the United States and between each country and its major trading partners; and

- the extent of governmental surplus or deficit in Hong Kong, South Korea, Singapore, Taiwan and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States, Hong Kong, South Korea, Singapore and Taiwan and those of other countries important to international trade and finance.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES** — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the Underlying Currencies and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **THE RECENT GLOBAL FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

- **THE HONG KONG DOLLAR DOES NOT FLOAT FREELY** — Exchange rates of many developed and major emerging economies, including the United States, currently are "floating," meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar against the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For so long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating against the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the Basket Return, and, consequently, the value of your notes.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Basket Indices and the Exchange Rates;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Basket Indices;
  - interest and yield rates in the market generally as well as in each of the Underlying Currencies' countries and in the United States;
  - the exchange rate and volatility of the exchange rate among each of the Underlying Currencies;
  - correlation (or lack thereof) between the Basket Indices, between the Exchange Rates and between the Basket Indices and the Exchange Rates;
  - suspension or disruption of market trading in any or all of the Underlying Currencies or the U.S. dollar;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information – Index Performance

The following graphs show the historical weekly performance of each Basket Index from January 7, 2005 through November 26, 2010. The closing level of the Hang Seng China Enterprises Index on November 29, 2010 was 12,888.27. The closing level of the Hang Seng® Index on November 29, 2010 was 23,166.22. The closing level of the Korea Stock Price Index 200 on November 29, 2010 was 248.92. The closing level of the MSCI Singapore Index on November 29, 2010 was 371.93. The closing level of the MSCI Taiwan Index on November 29, 2010 was 297.77.











Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index, Each Converted into U.S. Dollars

Historical Information — Adjusted Index Performance

The following graphs show the historical weekly performance of each Basket Index, converted into U.S. dollars, from January 7, 2005 through November 26, 2010, based on the weekly closing level of each Basket Index and the spot rates of each Underlying Currency on the relevant dates. The spot rates used in such graphs were determined by dividing one by the rates reported by Bloomberg Financial Markets at approximately 5:00 p.m., New York City time and may not be indicative of the performance of each Basket Index, converted into U.S. dollars, using the spot rates (or with respect to the South Korean Won, the market average rate) of the Underlying Currencies at approximately their respective applicable times that would be derived from the applicable Reuters page. The Adjusted Closing Level of the Hang Seng China Enterprises Index on November 29, 2010 was 1,660.00918. The Adjusted Closing Level of the Hang Seng® Index on November 29, 2010 was 2,983.80914. The Adjusted Closing Level of the Korea Stock Price Index 200 on November 29, 2010 was 0.21509. The Adjusted Closing Level of the MSCI Singapore Index on November 29, 2010 was 282.29859. The Adjusted Closing Level of the MSCI Taiwan Index on November 29, 2010 was 9.75971.











Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index, Each Converted into U.S. Dollars

Historical Information — Exchange Rates

The next four graphs below show the historical weekly performance of each Underlying Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets (which is the amount of the applicable Underlying Currency that can be exchanged for one U.S. Dollar) from January 7, 2005 through November 26, 2010. The exchange rates of the Hong Kong dollar, the South Korean won, the Singapore dollar and the New Taiwan dollar, at approximately 5:00 p.m., New York City time, on November 29, 2010, were 7.7661, 1,152.50, 1.1390 and 30.420, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. **The value of the Basket, and thus the Basket Return, assuming no change in the closing levels of the Basket Indices, increases when the U.S. dollar depreciates in value against the individual Underlying Currencies.** Therefore, the Basket Return is calculated using the Exchange Rates for each Underlying Currency expressed as one divided by the amount of Underlying Currency per one U.S. dollar, which is the inverse of the conventional market quotation for each such Underlying Currency set forth in the applicable graphs below.

The historical exchange rates in the graphs below were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Exchange Rates of the Reference Currencies relative to the U.S. dollar that would be derived from the applicable Reuters pages.









The Exchange Rates of the Hong Kong dollar, the South Korean won, the Singapore dollar and the New Taiwan dollar at approximately their respective applicable times (see "Additional Key Terms" on page TS-1 for more details) on November 29, 2010, were 0.12880, 0.00086408, 0.75901 and 0.032776, respectively, calculated in the manner set forth under "Key Terms — Exchange Rates" on the front cover of this term sheet.

Historical Information — Basket Performance

The final graph below shows the historical weekly Basket performance from January 7, 2005 through November 26, 2010, assuming the Basket Closing Level on January 7, 2005 was 100, the Index Weightings specified under "Additional Key Terms" on page TS-1 of this term sheet and that the spot rates of each Underlying Currency on the relevant dates were the Exchange Rates on such dates. The spot rates and the historical weekly Basket performance data in such graph were determined by dividing one by the rates reported by Bloomberg Financial Markets at approximately 5:00 p.m., New York City time and may not be indicative of the Basket performance using the spot rates (or with respect to the South Korean Won, the market average rate) of the Underlying Currencies at approximately their respective applicable times that would be derived from the applicable Reuters page.



We obtained the closing levels and spot rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rates and denominators used to calculate the Exchange Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Index, each Underlying Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any of the Basket Indices or the Exchange Rate of any of the Underlying Currencies on the pricing date or any Ending Averaging Date. We cannot give you assurance that the performance of the Basket Indices and the Exchange Rates will result in the return of any of your initial investment.

Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index, Each Converted into U.S. Dollars

Supplemental Plan of Distribution

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-64 of the accompanying product supplement no. 166-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.